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FORM 4              U.S. SECURITIES AND EXCHANGE COMMISSION            OMB APPROVAL
                            WASHINGTON, D.C. 20549                     OMB Number 3235-0287
                                                                       Expires: Sept. 30, 1998
                                                                       Estimated average burden
                                                                       hours per response...0.5
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction
1(b).

1. Name and Address of Reporting Person
   ------------------------------------
Pallone              Julius                  L.
(Last)               (First)                 (Middle)

1256 Puritan
(Street)

Birmingham,          MI                      48009
(City)               (State)                 (Zip)

2. Issuer Name and Ticker or Trading Symbol:  Crowley, Milner and Company (COM)

3. IRS or Social Security Number of Reporting Person (Voluntary):  N/A

4. Statement for Month/Year:  April 1998

5. If Amendment, Date of Original (Month/Year):  N/A

6. Relationship of Reporting Person to Issuer
   (Check all applicable):
   [X]  Director                      [ ]  10% Owner
   [ ]  Officer (give title below)    [ ]  Other (specify below)


Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                                          6.
                                                 4.                         5.            Owner-
                                                 Securities Acquired (A)    Amount of     ship
                                  3.             or Disposed of (D)         Securities    Form:      7.
                                  Transaction    (Instr.3, 4 and 5)         Beneficially  Direct     Nature of
                   2.             Code           -----------------------    Owned at End  (D) or     Indirect
1.                 Transaction    (Instr.8)                (A)              of Month      Indirect   Beneficial
Title of Security  Date           ------------              or              (Instr. 3     (I)        Ownership
(Instr.3)          (mm/dd/yy)     Code     V     Amount    (D)     Price     and 4)       (Instr.4)  (Instr.4)
-----------------  -----------    ------------   -----------------------    ------------  ---------  ----------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

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Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr.3): Option to purchase common stock

2.  Conversion or Exercise Price of Derivative Security: Fair Market Value, but not less than $7.50 per share nor more than $12.00 per share.

3.  Transaction Date (mm/dd/yy): December 29, 1997 (however, the option does not become exercisable until June 30,
1998 or until a "Change of Control Event" has occurred prior to such date).

4.  Transaction Code (Instr.8)--
         Code: J (1)
         V:

5.  Number of Derivative Securities Acquired (A) or Disposed of (D)(Instr.3, 4 and 5)--
         (A): 100,000
         (D): n/a

6.  Date Exercisable and Expiration Date--
         Date Exercisable: June 30, 1998 (but see Item 3 above)
         Expiration Date:  June 30, 1999

7.  Title and Amount of Underlying Securities (Instr.3 and 4)--
         Title: Common Stock
         Amount or Number of Shares: 100,000 shares

8.  Price of Derivative Security (Instr.5):  $10

9.  Number of Derivative Securities Beneficially Owned at End of Month (Instr.4): 100,000

10.  Ownership of Derivative Security:  Direct (D) or Indirect (I)(Instr.4): Direct

11.  Nature of Indirect Beneficial Ownership (Instr.4): n/a

Explanation of Responses:
(1) The option was granted by JoAnn S. Cousino pursuant to an Option Agreement dated as of December 29, 1997, in consideration of $10 paid by Mr. Pallone.

/S/ JULIUS L. PALLONE
**Signature of Reporting Person                        Date:  May 8, 1998

**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.  See 18 U.S.C. 1001 and
15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
Instruction 6 for procedures.
                                                                                         SEC 1473(7-96)
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